Exhibit 99.1

Room 1001, Tower C, Skyworth Building
High-Tech Industrial Park
Nanshan, Shenzhen 518057, People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held December 22, 2011

To the Shareholders of Cogo Group, Inc.

Notice is hereby given that the annual general meeting of shareholders of Cogo Group, Inc. (the “Company”) will be held on December 22, 2011 at 10:00 a.m. Beijing time at our offices, Room 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China. The phone numbers to dial in and listen to the annual general meeting are: for those in the United States, (866) 252-6350 or (210) 795-0518; for those in China, 400-810-4793, 10800-712-1428 or 10800-120-1428; and for those in Hong Kong, 3001-3878; for those outside of the United States, China or Hong Kong, +852-3001-3878. The pass code for all participants is 8715834. Shareholders of record may only vote pursuant to the voting instructions set forth in the proxy statement, below, and may not cast votes over the telephone.  The meeting is called for the following purposes:

1.	To elect a board of five directors;

2.	To ratify the appointment of KPMG as our independent auditors for the fiscal year ending December 31, 2011; and

3.	To consider and take action upon such other matters as may properly come before the meeting or any adjournments or postponements thereof.

The close of business on November 16, 2011 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting. Our share transfer books will not be closed. A list of the shareholders entitled to vote at the meeting may be examined at our offices during the 10-day period preceding the meeting.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by our board of directors to sign, date and return the enclosed proxy card promptly.  Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof.  A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.  You may obtain directions to the meeting by calling our offices at +86 755-26743724.  This proxy statement, a form of proxy and our most recent Annual Report are available to view online at the following internet address: http://www.cogo.com.cn/investorinfo.html.

By Order of the Board of Directors, /s/ Frank Zheng
Frank Zheng Chief Financial Officer, Treasurer and Secretary
Dated: November 17, 2011

YOUR VOTE IS IMPORTANT. YOU ARE REQUESTED TO CAREFULLY READ THE PROXY STATEMENT. PLEASE COMPLETE, DATE, SIGN AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE.

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Room 1001, Tower C, Skyworth Building
High-Tech Industrial Park
Nanshan, Shenzhen 518057, People’s Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of Cogo Group, Inc. (the “Company,” “Cogo,” “we,” “us,” or “our”) for the annual meeting of shareholders to be held at the offices of the Company, Suite 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China, at 10:00 a.m. Beijing time, on Wednesday, December 22, 2011, and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of annual meeting of shareholders. The phone numbers to dial-in and listen to the annual general meeting are: for those in the United States, (866) 252-6350 or (210) 795-0518; for those in China, 400-810-4793, 10800-712-1428 or 10800-120-1428; and for those in Hong Kong, 3001-3878; for those outside of the United States, China or Hong Kong, +852-3001-3878. The pass code for all participants is 8715834.  Shareholders of record may only vote pursuant to the voting instructions set forth below in the section entitled “Voting Procedures,” and may not cast votes over the telephone.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above address.  Any proxy on which no direction is specified will be voted for the election of the nominees set forth under the caption “Election of Directors” and for ratification of the appointment of KPMG as our independent auditors.

The approximate date on which this proxy statement and the accompanying form of proxy will first be mailed or given to our shareholders is November 21, 2011.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend, you may vote by ballot at the meeting, thereby canceling any proxy previously given.

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VOTING SECURITIES

Only holders of our ordinary shares, $0.01 par value per share, of record at the close of business on November 16, 2011 (the “Record Date”) are entitled to vote at the annual general meeting. As of the close of business on the Record Date, there were outstanding and entitled to vote 34,110,950 ordinary shares. For purposes of voting at the annual general meeting, each share is entitled to one vote upon all matters to be acted upon at the annual general meeting. A minimum of two shareholders present in person or by proxy and entitled to cast a majority of votes shall constitute a quorum.

The affirmative vote of a majority of the votes cast at the annual general meeting is required for the election of our directors and to ratify the appointment of KPMG, independent certified public accountants, as our independent auditors.  A “for” vote by a “majority of votes cast” means that the number of shares voted “for” exceeds the number of votes “against.”

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters.  The proposal to elect our directors is considered a non-routine matter, while the proposal to ratify the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending December 31, 2011 is considered a routine matter.  In tabulating the voting result for the particular proposals set forth above, abstentions and broker non-votes will have no effect on the proposals being voted upon, assuming that a quorum is obtained.

VOTING PROCEDURE

If you are a shareholder of record (i.e., you do not hold your shares through a broker) you may vote in person at the annual meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or you will not be attending the annual general meeting, you may vote by proxy. If you received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card, by telephone or vote by proxy on the Internet. The procedures for voting by proxy are as follows:

●	To vote by proxy on the Internet, go http://www.voteproxy.com to complete an electronic proxy card.

●	By calling 1-800-776-9437

●
To vote by proxy using the enclosed proxy card (only if you received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you vote by proxy, your vote must be received by 11:59 p.m. Eastern Time on December 21, 2011 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker.  If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person.

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information as to the share ownership of (i) each person known by us to own beneficially more than five percent of our ordinary shares (ii) each of our directors, (iii) each of our executive officers, and (iv) our executive officers and directors as a group. Except as otherwise set forth below, the business address of each shareholder is c/o the Company, Room 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)		Percentage Ownership
Jeffrey Kang, Chief Executive Officer and Chairman of the Board	10,351,567	(2)(3)	30.0%
Yi Yuan, President	183,333		*
Frank Zheng, Chief Financial Officer, Secretary and Director	161,301		*
Dr. Q.Y. Ma, Director	11,301	(4)	*
JP Gan, Director	9,000		*
Dr. George Mao, Director	5,000		*
All executive officers and directors as a group (6 persons)	10,721,502		31.4%

Principal Shareholders
Ren Investment International Ltd.	12,011,552	(5)	35.2%
Nan Ji	9,721,524	(3)(6)	28.5%
Comtech Global Investment Ltd.	9,721,524	(3)(6)	28.5%
Chelsun Limited	2,432,852	(7)	7.1%
Lake Union Capital Management, LLC	2,000,000	(8)	5.9%
______________________
*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.
(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options held by that person that are currently exercisable or exercisable within 60 days of the Record Date are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. The percentage of beneficial ownership is based on 34,110,950 ordinary shares outstanding as of the Record Date.

(2)
Consists of (a) 450,043 ordinary shares underlying options, (b) 180,000 ordinary shares and (c)  9,721,524 ordinary shares beneficially owned by Comtech Global Investment Ltd., over which Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power.

(3)
Mr. Jeffrey Kang owns a 29% interest and Ms. Nan Ji a 71% interest in Comtech Global Investment Ltd. The directors of Comtech Global Investment Ltd. are Mr. Jeffrey Kang and his brother, Mr. Yi Kang who does not have an economic interest in any shares of Comtech Global Investment Ltd.

(4)	Includes 5,000 ordinary shares underlying options.
(5)
Consists of (i) 2,290,028 ordinary shares beneficially owned by Ren Investment International Ltd., over which Yi Kang, Jeffrey Kan’s brother, as sole director, has sole voting and investment power and (ii) 9,721,524 ordinary shares of Comtech Global Investment Ltd.  Yi Kang does not have an economic interest in any shares of Ren Investment International Ltd.

(6)	Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power over the 9,721,524 ordinary shares beneficially owned by Comtech Global Investment Ltd.
(7)	Based on information provided to us by Chelsun Limited, located at Rooms 1318-20, 13/F, Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong. Wei Shen has the sole power to vote and dispose of the shares of Chelsun Limited.
(8)
Based on the Schedule 13G jointly filed by Lake Union Capital Management, LLC, Lake Union Capital Fund, LP and Michael Self on August 25, 2011.  Lake Union Capital Management, LLC is the General Partner of Lake Union Capital Fund, LP.  Michael Self is the Managing Member of Lake Union Capital Management, LLC.  The business address of Lake Union Capital Management, LLC is 601 Union Street, Suite 4616 Seattle, WA 98101

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DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about our directors and executive officers as of the Record Date.

Name *	Age	Position
Jeffrey Kang	41	Chief Executive Officer and Chairman of the Board
Yi Yuan	51	President
Frank Zheng	45	Chief Financial Officer, Treasurer, Secretary and Director
Dr. Q.Y. Ma(1)(2)(3)	54	Director
JP Gan(1)(2)(3)	40	Director
Dr. George Mao(1)(2)(3)	49	Director

(1)	Member of Audit Committee
(2)	Member of Nominating and Governance Committee
(3)	Member of Compensation Committee

* Information concerning nominees for our board of directors (Jeffrey Kang, Frank Zheng, Dr. Q.Y. Ma, Dr. George Mao and Dr. Nathan Zhang) is included under Proposal No. 1 – Election of Directors.

Yi Yuan, President. Mr. Yuan has been the President of Cogo since May 8, 2008 and was the Chief Operating Officer from April 1, 2008 through May 8, 2008. Prior to joining Cogo, Mr. Yuan was the President of TCL Communication Technology from September 2005 to February 2008. Prior to joining TCL, he had been in various positions at Broadcom from March 2000 to August 2005, including the Chief Representative, General Manager and Director of Sales for Greater China and the Director of Asia business development. Prior to joining Broadcom, he was the global business manager at Texas Instruments where he pioneered China development. Mr. Yuan received a B.S. degree from Shanghai Jiao Tong University and obtained a M.S. degree in Electronic Engineering from Northern Illinois University.

JP Gan, Director. Mr. Gan has been a director since January 2008 and has decided not to stand for reelection to the board of directors at the annual general meeting.  Mr. Gan has been a managing director of Qiming Venture Partners since January 2007. From May 2005 to December 2006, Mr. Gan was the Chief Financial Officer of KongZhong Corporation, a Nasdaq listed wireless internet company. Prior to joining KongZhong, Mr. Gan was a director of The Carlyle Group responsible for venture capital investments in the Greater China region from May 2000 to May 2005. Mr. Gan worked at the investment banking division of Merrill Lynch in Hong Kong from August 1999 to May 2000, and worked at Price Waterhouse in the United States from August 1994 to September 1997. Mr. Gan obtained his Masters of Business Administration from the University of Chicago Graduate School of Business and his Bachelor of Business Administration from the University of Iowa. He is a Certified Public Accountant in the United States. We believe that Mr. Gan’s vast knowledge of investment banking and venture capital investments brings a unique expertise to our board of directors.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

At the meeting, five directors will be elected by the shareholders to serve until the next annual meeting of shareholders or until their successors are elected and shall qualify. It is intended that the accompanying proxy will be voted for the election of Mr. Kang, Mr. Zheng, Dr. Ma, Dr. Mao and Dr. Nathan Zhang as directors unless the proxy contains contrary instructions.  We have no reason to believe that any of the nominees will not be a candidate or will be unable to serve. In the event that any of the nominees should become unable or unwilling to serve as a director, however, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors.

Set forth below are the respective five-year employment histories of the five nominees and the periods during which each has served as our director.

Jeffrey Kang, Chairman of the Board and Chief Executive Officer. Mr. Kang was a co-founder of Cogo and has served as our chief executive officer and chairman of the board since September 1999. Mr. Kang founded Shenzhen Matsunichi Electronics Co., Ltd. and Matsunichi Electronic (Hong Kong) Limited, a predecessor of the Company, in 1995, when Matsunichi commenced operations as a distributor for Matsushita. In 1999, Mr. Kang transferred all operations and assets of Matsunichi into our immediate predecessor. Prior to forming Matsunichi, Mr. Kang worked for Matsushita Electronics from June 1992 to July 1995 where he was responsible for selling components to the telecommunications industry within China. From 1998 to 1999, Mr. Kang was vice president of Shenzhen SME (Small and Medium Enterprises) Association, a non-profit association in Shenzhen. Mr. Kang earned a B.S. degree in Electrical Engineering from South China Technology University in Guangzhou, China. As a co-founder of the Company, we believe that Mr. Kang brings essential knowledge of our customers and business visions to our board of directors

Frank Zheng, Chief Financial Officer, Treasurer, Secretary and Director. Mr. Zheng has been Chief Financial Officer since January 1, 2008, Treasurer and Secretary from May 2008, was a director from January 2005 to December 2007 and was re-elected a director in December 2008. He was the vice president of travel service for eLong, Inc., a leading online travel service company in China, from July 2000 to June 2007. Mr. Zheng was responsible for the overall operation of eLong’s travel services. Before he joined eLong, Mr. Zheng was a senior director of travel services with Asia.com. From 1994 through 2000, Mr. Zheng held various financial and operations positions with The Bank of New York, The Reserve Management Corp, and Dean Witter Intercapital Company. Mr. Zheng received a B.B.A degree in Accounting from City University of New York. We believe that Mr. Zheng brings essential knowledge of operations and internal control practices to our board of directors.

Dr. Q.Y. Ma, Director. Dr. Ma has been a director since December 2004. Dr. Ma has been the managing director of Time Innovation Ventures, a venture capital firm, since 2000, and served as a professor at the University of Hong Kong from 1998 to 2000. Dr. Ma was an associate professor at Columbia University from 1994 to 2000. He has also served as a technology consultant to IBM, General Electric, TRW, Inc. and DuPont. Dr. Ma is a co-founder and advisor of Semiconductor Manufacturing International Corp., and has served as an adviser to the Ministry of Information Industry, Beijing Government, and a senior advisor to Zhangjiang Hi-Tech Park in Shanghai. Dr. Ma received his Ph.D. from Columbia University, and attended the Executive Program of Stanford University’s School of Business. We believe that Dr. Ma’s vast knowledge of technology and investments in innovative ventures brings a unique expertise to our board of directors.

Dr. George Mao, Director. Dr. Mao has been a director since January 2008. Dr. Mao is the co-founder and has been the general manager of RYHT Asset Management Inc. since 2005. Before co-founding RYHT, Dr. Mao was Vice General Manager of Franklin Templeton Sealand Fund Management Co. Ltd. from May 2003 to December 2004. Dr. Mao held management positions with Pin An Securities Company Inc. and China Eagle Securities Company overseeing IPOs from September 1999 through May 2003. Dr. Mao obtained an MBA degree and a PhD degree from the University of Western Ontario in Canada and an M.A. degree from the Chinese Academy of Sciences, Beijing. Dr. Mao sits on various boards, including Shenzhen Cao Technology Co., Ltd. which is listed on Shenzhen Stock Exchange and Beijing Zhong Biao Fang Yuan Technology Anti-counterfeiting Company. We believe that Dr. Mao’s substantial experience in technology and international finance brings a unique expertise to our board of directors.

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Dr. Nathan Xin Zhang, Director Nominee, age 47.  Dr. Zhang is the Managing Director of Sinocro Partners, a merchant bank specialized in investment and advisory services with a China focus, where he has worked since 2004.  Dr. Zhang has advised many Chinese companies on capital raises and public offerings while at Sinocro Partners.  Dr. Zhang founded Sinocro Medical in 2008, a medical device company specialized in product licensing, manufacturing and distribution in China, where he serves as CEO.  Dr. Zhang is on the board of directors of Ziao Xing Mobile, a NYSE listed company, and Venturepharm Laboratories Limited,  a company listed on the Hong Kong Stock Exchange.  Dr. Zhang has served as a managing director at Delirium, a global consulting company in New York, Hong Kong and China and other Asian countries.   Dr. Zhang also worked with KPMG and Credit Suisse First Boston in New York. Dr. Zhang received his M.D. from Tianjin Medical University, Ph.D. from University of Pennsylvania, and MBA from the University of Chicago with a concentration in Finance and Accounting.  Dr. Zhang is nominated to serve on the compensation committee, the nominating and corporate governance committee and as the chairperson of the audit committee of the board of directors.  We believe that Dr. Zhang's significant capital markets experience would make him an asset to the board of directors.

There are no family relationships between any of the directors and executive offers.

Board Leadership Structure and Role in Risk Oversight

The board of directors believes that Mr. Kang’s service as both Chairman of the Board and Chief Executive Officer is in our best interests and the best interests of our shareholders. Mr. Kang possesses detailed and in-depth knowledge of the issues, opportunities and challenges we face in our business and is thus best positioned to develop agendas that ensure that the board of directors’ time and attention are focused on the most critical matters.  His combined role enables decisive leadership, ensures clear accountability, and enhances our ability to communicate its message and strategy clearly and consistently to our shareholders, employees, customers and suppliers.

The board of directors has not designated a lead independent director. Given the limited number of directors comprising the board of directors, the independent directors call and plan their executive sessions collaboratively and, between board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing a lead director might detract from rather than enhance performance of their responsibilities as directors.

The board of directors receives regular reports from the Chief Executive Officer and members of senior management on operational, financial, legal and regulatory issues and risks. In addition, the audit committee of the board of directors is charged under its charter with oversight of financial risk, including our internal controls, and it receives regular reports from management, our internal auditors and our independent auditors. Whenever a committee of our board of directors receives a report involving risk identification, risk management or risk mitigation, the Chairman of the committee reports on that discussion, as appropriate, to the full board of directors during the next meeting of our board of directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

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Director Compensation

The following table summarizes compensation that our directors earned during 2010 for services as members of our board of directors.

Name	Fees Earned or Paid in Cash ($)	Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jeffrey Kang	—	—	—	—	—	—	—
Frank Zheng	—	—	—	—	—	—	—
Dr. Q.Y. Ma	28,000	—	—	—	—	—	28,000
JP Gan	48,000	—	—	—	—	—	48,000
Dr. George Mao	28,000	—	—	—	—	—	28,000

No stock options were granted to our non-employee directors in 2010. In the event a non-employee joins our board of directors, such person will be entitled to receive cash compensation on a pro rata basis for the portion of the period for which he or she will serve.

On January 31, 2011, the compensation committee of our board of directors approved the following compensation for members of our board of directors in 2011: Mr. Gan will receive $48,000 in cash and Dr. Ma and Dr. Mao each will receive $28,000 in cash.

Board Practices

Our business and affairs are managed under the direction of our board of directors. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. It is our expectation that our board of directors will meet regularly on a quarterly basis and additionally as required.

Board Committees

Our board of directors has an audit committee, a nominating and corporate governance committee, and a compensation committee, each established in 2005. Our board of directors has determined that Dr. Q.Y. Ma, Mr. JP Gan and Dr. George Mao, the members of these committees during the 2010 fiscal year, are “independent” under the current independence standards of Rule 5605(a)(2) of the Marketplace Rules of The NASDAQ Stock Market, LLC and meet the criteria for independence set forth in Rule 10A(m)(3) under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). Our board of directors has also determined that these persons have no material relationships with us—either directly or as a partner, shareholder or officer of any entity—which could be inconsistent with a finding of their independence as members of our board of directors. The board of directors has determined that Dr. Zhang, our director nominee to replace Mr. Gan on the board of directors, is “independent” under the current independence standards of Rule 5605(a)(2) of the Marketplace Rules of The NASDAQ Stock Market, LLC and meet the criteria for independence set forth in Rule 10A(m)(3) under the Exchange Act.  Dr. Zhang is nominated to serve on the compensation committee, the nominating and corporate governance committee and as the chairperson of the audit committee of the board of directors.  Our board of directors has determined that Dr. Zhang is an “audit committee financial expert” as defined by the SEC’s rules.

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Audit Committee

The audit committee, consisting of Dr. Ma, Mr. Gan and Dr. Mao, oversees our financial reporting process on behalf of the board of directors. A copy of the audit committee’s charter is available on our website at http://www.cogo.com.cn/pdf/cogo_AC_Charter.pdf.  During 2010, the audit committee met nine times. The committee’s responsibilities include the following functions:

●	approve and retain the independent auditors to conduct the annual audit of our books and records;
●	review the proposed scope and results of the audit;
●	review and pre-approve the independent auditors’ audit and non-audited services rendered;
●	approve the audit fees to be paid;
●	review accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;
●	review and approve transactions between us and our directors, officers and affiliates;
●	recognize and prevent prohibited non-audit services; and
●	meet separately and periodically with management and our internal auditor and independent auditors.

Our board of directors has determined that JP Gan, the chairperson of the audit committee, is an “audit committee financial expert” as defined by the SEC’s rules.

Nominating and Corporate Governance Committee

The nominating and governance committee, consisting of Dr. Ma, Mr. Gan and Dr. Mao, is responsible for identifying potential candidates to serve on our board and its committees.  A copy of the nominating and governance committee’s  charter is available on our website at http://www.cogo.com.cn/pdf/cogo_NCGC_Charter.pdf.  The nominating and corporate governance committee acted by written consent one time in 2010 and did not otherwise meet during 2010. The committee’s responsibilities include the following functions:

●	making recommendations to the board regarding the size and composition of the board of directors;
●	identifying and recommending to the board nominees for election or re-election to the board of directors, or for appointment to fill any vacancy;
●	establishing procedures for the nomination process;
●
advising the board periodically with respect to corporate governance matters and practices, including periodically reviewing corporate governance guidelines to be adopted by the board of directors; and

●	establishing and administering a periodic assessment procedure relating to the performance of the board of directors as a whole and its individual members.

The nominating and corporate governance committee will consider director candidates recommended by security holders. Potential nominees to our board of directors are required to have such experience in business or financial matters as would make such nominee an asset to the board of directors and may, under certain circumstances, be required to be “independent”, as such term is defined under independence standards applicable to us. Security holders wishing to submit the name of a person as a potential nominee to the board of directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the committee at the following address: nominating and corporate governance committee of the board of directors, c/o Cogo Group, Inc., Suite 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the committee, and/or any other method the committee deems appropriate, which may, but need not, include a questionnaire. The nominating and corporate governance committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The committee need not engage in an evaluation process unless (1) there is a vacancy on the board, (2) a director is not standing for re-election, or (3) the committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a security holder will not be evaluated any differently than any other potential nominee.

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There are no differences in the manner in which the nominating and corporate governance committee evaluates nominees for director based on whether the nominee was recommended by a shareholder. Among other things, the nominating and corporate governance committee takes into account, when acting upon nominees, factors such as familiarity with the industry in which we operate, experience in working with China-based companies, the relevant expertise of its directors and director nominees, whether the director or nominee would be considered independent, the time that the director or nominee will be able to devote to Company matters, experience with U.S. public companies, language skills and other factors. “Diversity,” as such, is not a criterion that the committee considers. The nominating and corporate governance committee believes that it is appropriate to include representation of senior management on our board of directors.

Compensation Committee

The compensation committee, consisting of Dr. Ma, Dr. Gan and Dr. Mao, is responsible for making recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our share option plans. We do not have a charter for the compensation committee. The compensation committee acted by written consent one time in 2010 but did not otherwise meet. Its responsibilities include the following functions:

●
reviewing and recommending policy relating to the compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other senior officers; evaluating the performance of these officers in light of those goals and objectives; and setting compensation of these officers based on such evaluations;

●
administering our benefit plans and the issuance of share options and other awards under our share plans; and reviewing and establishing appropriate insurance coverage for our directors and executive officers;

●
recommending the type and amount of compensation to be paid or awarded to members of our board of directors, including consulting, retainer, meeting, committee and committee chair fees and share option grants or awards; and

●	reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has at any time been an officer or employee of ours, or our subsidiaries. No interlocking relationship exists between our board of directors or compensation committee and our board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Legal Proceedings

To the best of our knowledge, there have been no material proceedings to which any director or officer is a party adverse to us or any of our subsidiaries or has a material interest averse to us or any of our subsidiaries.

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Code of Ethics

On November 4, 2004, we adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our chief executive officer and chief financial officer—our principal executive officer and principal financial and accounting officer, respectively. A copy of our Code of Business Conduct and Ethics is available on the Investor Information page of our website, http://www.cogo.com.cn/investorinfo_coe.html.

Meetings of the Board and Committees

The board of directors met three times during 2010 and acted by written consent five times. Each director is expected to attend meetings of our board of directors and meetings of committees of our board of directors of which she or he is a member, and to spend the time necessary to properly discharge his respective duties and responsibilities. During 2010, each incumbent director attended at least 75% of the total number of meetings of our board of directors and meetings of committees of our board of directors of which she or he was a member.  We do not have a policy with regard to board members’ attendance at annual meetings of shareholders. Last year a majority of our directors attended the annual meeting, either in person or by telephone.

Shareholder Communications with the Board of Directors

The board of directors maintains a process for shareholders to communicate with the board. Shareholders wishing to communicate with the board or any individual director must mail a communication addressed to the board or the individual director to our board of directors, c/o Cogo Group, Inc., Room 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China. Any such communication must state the number of ordinary shares beneficially owned by the shareholder making the communication. All of such communications will be forwarded to the full board of directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

Audit Committee Report

The audit committee operates pursuant to its adopted charter. Members of the audit committee are independent, within the meaning of Nasdaq Marketplace Rule 5605(c)(2)(A).

The audit committee assists our board of directors in providing oversight of the systems and procedures relating to the integrity of our financial statements, our financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of our annual financial statements, our compliance with legal and regulatory requirements and the qualification and independence of our independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the audit committee reviewed and discussed with management the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, including a discussion of the quality and the acceptability of our financial reporting and controls.

Our independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of our internal control over financial reporting. With respect to the audit of our financial statements for the year ended December 31, 2010, the audit committee has reviewed and discussed the audited financial statements with management; has discussed with our independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

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In reliance on the reviews and discussions referred to above, the audit committee recommended to our board of directors (and the board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the SEC.

The audit committee
Dr. George Mao
Dr. Q. Y. Ma
J.P. Gan

Compensation Discussion and Analysis

Overview

This compensation discussion describes the material elements of compensation awarded to, earned by, or paid to each of our executive officers listed in the Summary Compensation Table below (the “named executive officers”) during the last completed fiscal year. This compensation discussion focuses on the information contained in the following tables and related footnotes and narrative for primarily the last completed fiscal year, but we also describe compensation actions taken before or after the last completed fiscal year to the extent it enhances the understanding of our executive compensation disclosure.

The compensation committee currently oversees the design and administration of our executive compensation program.

The principal elements of our executive compensation program are base salary, annual cash incentives, long-term equity incentives in the form of share options, other benefits and perquisites, post-termination severance and acceleration of share option vesting for certain named executive officers upon termination and/or a change in control. Our other benefits and perquisites consist of life and health insurance benefits.

Objectives and Philosophy

In General. The objectives of our compensation programs are to:

●	attract, motivate and retain talented and dedicated executive officers,
●	provide our executive officers with both cash and equity incentives to further the interests of us and our shareholders, and
●	provide employees with long-term incentives so we can retain them and provide stability during our growth stage.

Generally, the compensation of our executive officers is composed of a base salary, an annual incentive compensation award and equity awards in the form of share options. In setting base salaries, the compensation committee generally reviews the individual contributions of the particular executive. In addition, share options are granted to provide the opportunity for long-term compensation based upon the performance of our ordinary shares over time. Our philosophy is to position the aggregate of these elements at a level that is commensurate with our size and sustained performance.

Elements of Compensation

Compensation consists of following elements:

Base Salary. Base salaries for our executive officers are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies in our industry for similar positions, and the other elements of the executive officer’s compensation, including share-based compensation. Our intent is to target executive base salaries near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. Base salaries are reviewed annually, and may be increased annually to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Based on publicly available information, we believe that the base salaries established for our executive officers are comparable to those paid by similar companies in our industry.

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Annual Bonuses. Our executive officers and certain other employees are eligible for annual cash bonuses, which are paid at the discretion of our compensation committee. The determination of the amount of annual bonuses paid to our executive officers generally reflects a number of subjective considerations, including the performance of our company overall and the contributions of the executive officer during the relevant period.

Incentive Compensation. We believe that long-term performance is achieved through an ownership culture that encourages long-term performance by our executive officers through the use of share-based awards. We adopted the Cogo Group, Inc. 2009 Omnibus Securities and Incentive Plan, which permits the grant of incentive share options, nonqualified share options, share appreciation rights, performance share awards, performance unit awards, distribution equivalent right awards, restricted share awards and unrestricted share awards in an amount equal to 6,000,000 of our ordinary shares, to our directors, officers, employees and independent contractors or our affiliates. Our board of directors or a committee created by the board of directors will have the authority under the plan to award incentive compensation in such amounts and on such terms as the committee determines in its sole discretion.

Currently, we use our pro forma earnings per share as one benchmark against which we measure the performance of our executives, and we tie bonus compensation to this metric.  Incentive compensation is intended to compensate executive officers, employees, consultants and directors for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives are expected to vary depending on the individual executive, but are expected to relate generally to strategic factors such as expansion of our services and to financial factors such as improving our results of operations. The actual amount of incentive compensation for the prior year will be determined following a review of each executive’s individual performance and contribution to our strategic goals conducted during the first quarter of each year. Specific performance targets used to determine incentive compensation for each of our executive officers in 2011 were not determined as of December 31, 2010.

Other Employee Grants.

Other Compensation. Each employment agreement provides the executive with certain other benefits, including reimbursement of business and entertainment expenses and life insurance. Each executive is eligible to participate in all benefit plans and programs that are or in the future may be available to other executive employees of our company, including any profit-sharing plan, thrift plan, health insurance or health care plan, disability insurance, pension plan, supplemental retirement plan, vacation and sick leave plan, and other similar plans. The compensation committee in its discretion may revise, amend or add to the officer’s executive benefits and perquisites as it deems advisable. We believe that these benefits and perquisites are typically provided to senior executives of similar companies.

Compensation of Chief Executive Officer

In December 2007 the compensation committee met to review the salaries that seven PRC-based companies listed on US exchanges with market capitalizations ranging from under $20 million to greater than $147 billion, paid to their chief executive officer. The companies included SORL Auto Parts, Inc., Sohu.com Inc, Netease.com Inc., Huaneng Power International Inc., Guangshen Railway Col, Ltd, e-Future Information Technology Inc. and Asiainfo Holdings Inc. Our compensation committee’s intent was to target the chief executive officer’s base salary near the median of the range of salaries for executives in a similar position and with similar responsibilities, in line with our compensation philosophy. Our compensation committee determined that the median base salaries for persons acting as chief executive officer for the above companies were approximately $93,000.

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On December 21, 2007, the Compensation Committee of our Board of Directors approved the following compensation package for its Chief Executive Officer: a base salary of $100,000 per year, which was not materially different from the median base salary of the chief executive officers listed above; the grant of 20,000 ordinary shares for each of 2008, 2009 and 2010 (for a total of 60,000 shares) that vest quarterly; the potential grant of a bonus on a yearly basis of up to an additional (i) 40,000 ordinary shares if our pro forma earnings per share CAGR is at or above 30% and (ii) 40,000 ordinary shares if our pro forma earnings per share is 40% or more above the previous year’s pro forma earnings per share. The bonus shares would vest in three equal yearly installments beginning immediately after the filing of the Form 10-K for the applicable year (we were a US domestic issuer until our August 2011 redomestication to the Cayman Islands). Our compensation committee based the level of compensation for our Chief Executive Officer on its belief of what is typical for public companies of our size and type and the fact that the Compensation Committee was satisfied with the performance of the Chief Executive Officer. No executive officer participated in the determination of the salary for the Chief Executive Officer.

Although the compensation committee originally agreed to pay our Chief Executive Officer $100,000, the actual base salary paid to our Chief Executive Officer in 2008 and 2009 was $74,940, which increased to $100,000 in 2010. In February 2011, he was paid the $25,060 difference between his agreed upon salary and his actual salary for each of 2008 and 2009. The compensation committee did not issue our Chief Executive Officer the 40,000 ordinary shares he was eligible to receive in the event that our pro forma earnings per share CAGR was greater than 40%, as we not meet that threshold.

Compensation of Other Officers

 In December 2007, our compensation committee met to review the salaries that seven PRC-based companies listed on US exchanges with market capitalizations ranging from under $20 million to greater than $147 billion, paid to their president and chief financial officer. The companies included SORL Auto Parts, Inc., Sohu.com Inc, Netease.com Inc., Huaneng Power International Inc., Guangshen Railway Co., Ltd, e-Future Information Technology Inc. and Asiainfo Holdings Inc. The compensation committee’s intent was to target executive base salaries near the median of the range of salaries for executives in similar positions with similar responsibilities, in line with our compensation philosophy. The compensation committee determined that the median base salaries for persons acting as president and chief financial officer for the above companies was approximately $93,000 and $103,000, respectively.

On December 21, 2007, the compensation committee of our board of directors approved the following compensation package for its Chief Financial Officer: a salary of $100,000 per year; 15,000 ordinary shares for each of 2008, 2009 and 2010 (for a total of 45,000 shares) that vest each quarter; and the potential grant of a bonus on an annual basis of up to an additional (i) 5,000 ordinary shares for achieving timely filing of Form 10-Ks and Form 10-Qs in each of 2008, 2009 and 2010 and (ii) 5,000 ordinary shares if our pro forma earnings per share compared annual growth rate, or CAGR, is at or above 30% for each of 2008, 2009 and 2010.

On March 27, 2008, the compensation committee of our board of directors approved the following compensation package for our President: a salary of $100,000 per year for the three-year period commencing April 1, 2008 through and including March 31, 2011; 80,000 ordinary shares that vest on a quarterly basis, beginning June 30, 2008; and the potential grant of a bonus on a yearly basis of up to an additional (i) 26,667 ordinary shares if our pro forma earnings per share compound annual growth rate is at or above 30% and (ii) 26,667 ordinary shares if our pro forma earnings per share is 40% or more above the previous year’s pro forma earnings per share.

The salaries for our Chief Financial Officer and President were negotiated with such persons prior to their becoming employed by us. The compensation committee based the level of compensation for such officers on its belief of what is typical for public companies of our size and type and the amounts that it believed that such persons would be willing to accept top join us. Our Chief Executive Officer participated in the determination of the salary for each of such officers. The actual base salary paid to our President and Chief Financial Officer in 2010 was $100,000 each. Our board of directors reviewed the compensation of each of our directors and executive officers, including our Chief Financial Officer and President, before the end of 2010, and new compensation packages for our Chief Financial Officer and President were approved by the compensation committee on January 31, 2011.

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Other Determinations of the Compensation Committee

Our compensation committee did not award any cash bonus to any named executive officer in 2010, 2009 or 2008. Our compensation committee has determined that the combination of base salary, share awards and option awards resulted in satisfactory aggregate compensation levels for our executives and determined that additional cash compensation was not necessary to adequately reward its executives. Our compensation committee does not establish thresholds by which executives may earn a cash bonus, and the lack of any cash bonus award being paid during these years does not indicate that any executive failed to meet any particular performance threshold.

In making its equity award determinations, the compensation committee agreed that Jeffrey Kang and Yi Yuan, our Chief Executive Officer and President, respectively, were crucial to our day-to-day operations, as well as to its long-term growth. Our compensation committee agreed that, based on our results of operations and its market outlook, it was appropriate to reward Messrs. Kang and Yuan for us having exceeded expectations in 2010 as documented in their employment agreements. Our compensation committee considered a pro forma earnings per share CAGR of 30% to be a benchmark achievement, and considered a pro forma earnings per share CAGR of 40% or above to be extraordinary performance. Since our proforma earnings per share CAGR for 2010 was below 30%, the compensation committee did not issue our Chief Financial Officer or our President 5,000 shares and 26,667 ordinary shares that each was respectively eligible to receive under his employment agreement.  However, the compensation committee determined that it was appropriate to award Mr. Zheng the 5,000 ordinary shares that he was entitled to receive under his employment agreement for, among other things, the timely filing of our Annual Report on Form 10-K (we were a US domestic issuer until our August 2011redomestication to the Cayman Islands), his successful oversight of our financial activities and internal controls over financial reporting, exceeding management’s expectations for his dedication to us and his management efforts.

Compensation Committee Report on Executive Compensation

Our compensation committee has certain duties and powers as described in its charter. The compensation committee is currently composed of the three non-employee directors named at the end of this report, each of whom is independent as defined by the Nasdaq Global Market listing standards.

The compensation committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this proxy statement. Based upon this review and discussion, the compensation committee recommended to our board of directors that the Compensation Discussion and Analysis section be included in this proxy statement.

The compensation committee
Dr. Q.Y. Ma
JP Gan
Dr. George Mao

SEC filings sometimes “incorporate information by reference.” This means that we are referring you to information that has previously been filed with the SEC, and that this information should be considered as part of the filing you are reading. Unless we specifically state otherwise, this proxy statement shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act or the Securities Exchange Act.

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Executive Compensation

Summary Compensation Table

Name and Principal Position	Year	Salary (USD)	Bonus (USD)	Share Awards (USD)	Option Awards (USD)	Non-Equity Incentive Plan Compensation (USD)	All Other Compensation (USD)		Total (USD)
Jeffrey Kang, Chairman and Chief Executive Officer	2010 2009 2008	100,000 74,940 74,940	— — —	320,600 320,600 320,600	— — —	— — —	2,275 2,251 2,119	(1)(2) (1)(2) (1)(2)	422,875 397,755 397,659

Yi Yuan, President	2010 2009 2008	100,000 100,000 100,000	— — —	289,333 289,333 217,000	— — —	— — —	1,548 1,548 1,548	(3) (3) (3)	390,881 390,881 318,548

Frank Zheng, Chief Financial Officer	2010 2009 2008	100,000 100,000 100,000	— — —	307,242 307,242 387,392	— — —	— — —	1,548 1,548 1,548	(4) (4) (4)	408,790 408,790 488,940

(1)
Mr. Kang is entitled to retirement benefits under a PRC government-managed retirement plan. Expenses related to Mr. Kang’s participation in the PRC government managed retirement plan amounted to approximately RMB4,800 ($727), RMB4,800 and RMB3,893 for the years ended December 31, 2010, 2009 and 2008.

(2)
Mr. Kang is entitled to retirement benefits under Hong Kong’s mandatory provident fund scheme. Expenses related to Mr. Kang’s participation in the mandatory provident fund scheme amounted to approximately HKD12,000 ($1,548), HKD12,000 and HKD12,000 for the years ended December 31, 2010, 2009 and 2008.

(3)
Mr. Yuan is entitled to retirement benefits under Hong Kong’s mandatory provident fund scheme. Expenses related to Mr. Yuan’s participation in the mandatory provident fund scheme amounted to approximately HKD12,000 ($1,548), HKD12,000 and HKD12,000 for the years ended December 31, 2010, 2009 and 2008.

(4)
Mr. Zheng is entitled to retirement benefits under Hong Kong’s mandatory provident fund scheme. Expenses related to Mr. Zheng’s participation in the mandatory provident fund scheme amounted to approximately HKD12,000 ($1,548), HKD12,000 and HKD12,000 for the years ended December 31, 2010, 2009 and 2008.

Grants of Plan Based Awards

We made no plan-based awards to our named executive officers under during fiscal 2010.

2004 Share Incentive Plan

On August 3, 2004, our board of directors adopted the 2004 Share Incentive Plan (the “2004 Plan”), under which 2,500,000 ordinary shares are reserved for issuance upon exercise of share options, and for the issuance of share appreciation rights (SAR’s), restricted share awards and performance shares. The purpose of the 2004 Plan is to provide additional incentive to employees, directors, advisors and consultants by facilitating their acquisition of ordinary shares. The 2004 Plan provides for a term of ten years from the date of its adoption by our board of directors (unless the 2004 Plan is earlier terminated), after which no awards may be made. Options granted under the 2004 Plan are either incentive share options (i.e., options that afford favorable tax treatment to recipients upon compliance with certain restrictions pursuant to Section 422 of the U.S. Internal Revenue Code (IRC) and that do not result in tax deductions to us unless participants fail to comply with that Section) or options that do not so qualify.

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Our board of directors determines when options under the 2004 Plan are exercisable and the option exercise price. The 2004 Plan permits options to be exercised with cash, check, certain other shares of our ordinary shares, consideration received by us under “cashless exercise” programs, or if permitted by our board, promissory notes or other property. Our board also determines the performance goals and performance period for performance shares; the purchase price and conditions of repurchase for restricted shares and the terms of share appreciation rights. Our board may at any time accelerate the vesting of any outstanding award. In the event we are sold, merged, consolidated, reorganized or liquidated, our board may take any of the following actions as to outstanding awards: (a) provide that the successor will assume or provide a substitute for the awards; (b) provide that all unexercised options and share appreciation rights shall terminate immediately prior to the consummation of the transaction, if not previously exercised; (c) in the event of a sale where holders of our ordinary shares receive cash for their shares, provide that each outstanding vested option and share appreciation right will be exchanged for a payment in cash equal to the excess of the sales price over the exercise price; and (d) make such other adjustments deemed necessary to provide participants with a benefit substantially similar to that which they would have been entitled had the event not occurred. In the event of any share dividend, split, recapitalization or other similar change, our board may adjust the number and kind of shares subject to outstanding awards, the exercise or purchase price of awards, and any other equitable adjustments it deems appropriate.

The 2004 Plan and the Directors’ Plan are administered by the compensation committee of our board of directors. The compensation committee selects the employees to whom awards are to be granted, the number of shares to be subject to such awards, and the terms and conditions of such awards, provided that any discretion exercised by the compensation committee must be consistent with resolutions adopted by our board and the terms of the 2004 Plan.

As of December 31, 2010, options to purchase an aggregate of 2,235,832 ordinary shares had been granted under the 2004 Plan. Our compensation committee no longer grant awards under the 2004 Plan.

2006 Share Incentive Plan

On November 24, 2006, our board of directors adopted the 2006 Share Incentive Plan (the 2006 Plan), under which 4,800,000 ordinary shares are reserved for issuance. The purpose of the 2006 Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business. The 2006 Plan provides for the grant of options, share appreciation rights (“SARs”), performance share awards and restricted share awards to officers, employees and independent contractors of the Company or its affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the 2006 Plan. The number of ordinary shares for which awards may be granted to a participant under the 2006 Plan in any calendar year cannot exceed 2,400,000.

The 2006 Plan is administered by the compensation committee of our board of directors, which has complete discretion, subject to the express limits of the 2006 Plan, to determine the employees and independent contractors to be granted an award, the type of award to be granted, the number of ordinary shares subject to each award, the exercise price of each option and base price of each SAR, the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the shares, and the required withholding. The compensation committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would materially and adversely affect the participant. The compensation committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2006 Plan. Notwithstanding the foregoing, the compensation committee does not have any authority to grant or modify an award under the 2006 Plan with terms or conditions that would cause the grant, vesting or exercise to be considered nonqualified “deferred compensation” subject to Code Section 409A.

Options granted under the 2006 Plan may be either “incentive share options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under the Code, or “nonqualified share options” (“NQSOs”). Except as provided in the 2006 Plan, awards granted under the 2006 Plan are not transferable and may be exercised only by the respective grantees during their lifetime or by their guardian or legal representative. The 2006 Plan is effective for 10 years, unless it is sooner terminated or suspended. The Committee may at any time amend, alter, suspend or terminate the 2006 Plan; provided, that no amendment requiring shareholder approval will be effective unless such approval has been obtained. No termination or suspension of the 2006 Plan will affect an award which is outstanding at the time of the termination or suspension.

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As of December 31, 2010, none of the 4,800,000 ordinary shares authorized under the 2006 Plan  remained available for issuance.

The Cogo Group, Inc. 2009 Omnibus Securities and Incentive Plan

The Company’s board of directors adopted the Group, Inc. 2009 Omnibus Securities and Incentive Plan (the “2009 Plan”) on November 9, 2009.

Administration. The 2009 Plan is administered by the compensation committee of our board of directors, which consists of three members of our board of directors, each of whom is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and an “outside director” within the meaning of Code Section 162(m). Among other things, the compensation committee has complete discretion, subject to the express limits of the 2009 Plan, to determine the directors, employees and independent contractors to be granted an award, the type of award to be granted, the number of ordinary shares subject to each award, the exercise price of each option and base price of each SAR, the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the shares, and the required withholding. The compensation committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would materially and adversely affect the participant. The compensation committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2009 Plan. Notwithstanding the foregoing, the Committee does not have any authority to grant or modify an award under the 2009 Plan with terms or conditions that would cause the grant, vesting or exercise to be considered nonqualified “deferred compensation” subject to Section 409A of the Code.

Grant of Awards; Shares Available for Awards. The 2009 Plan provides for the grant of options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted share awards and unrestricted share awards in an amount equal to 6,000,000 ordinary shares, to directors, officers, employees and independent contractors of the Company or its affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the 2009 Plan. The number of ordinary shares for which awards may be granted to a participant under the 2009 Plan in any calendar year cannot exceed 2,400,000.

Currently, there are 58 employees and directors who would be entitled to receive share options and/or restricted shares under the 2009 Plan. Future new hires and additional consultants would be eligible to participate in the 2009 Plan as well. The number of share options and/or restricted shares to be granted to executives and directors cannot be determined at this time as the grant of share options and/or restricted shares is dependent upon various factors such as hiring requirements and job performance.

Share Options. Options granted under the 2009 Plan may be either “incentive share options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under the Code, or “nonqualified share options” (“NQSOs”). Options may be granted on such terms and conditions as the Committee may determine; provided, however, that the exercise price of an option may not be less than the fair market value of the underlying shares on the date of grant and the term of the option my not exceed 10 years (110% of such value and 5 years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital shares of the Company or a parent or subsidiary of the Company). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares covered by ISOs (determined at the time of grant) which are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Any excess is treated as a NQSO.

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Share Appreciation Rights. A SAR entitles the participant, upon exercise, to receive an amount, in cash or share or a combination thereof, equal to the increase in the fair market value of the underlying shares between the date of grant and the date of exercise. SARs may be granted in tandem with, or independently of, options granted under the 2009 Plan. A SAR granted in tandem with an option (i) is exercisable only at such times, and to the extent, that the related option is exercisable in accordance with the procedure for exercise of the related option; (ii) terminates upon termination or exercise of the related option (likewise, the option granted in tandem with a SAR terminates upon exercise of the SAR); (iii) is transferable only with the related option; and (iv) if the related option is an ISO, may be exercised only when the value of the shares subject to the option exceeds the exercise price of the option. A SAR that is not granted in tandem with an option is exercisable at such times as the compensation committee may specify.

Performance Shares or Performance Unit Awards. Performance share or performance unit awards entitle the participant to receive cash or ordinary shares upon attaining specified performance goals. In the case of performance units, the right to acquire the units is denominated in cash values.

Distribution Equivalent Right Awards. A distribution equivalent right award under the 2009 Plan entitles the participant to receive bookkeeping credits, cash payments and/or ordinary share distributions equal in amount to the distributions that would have been made to the participant had the participant held a specified number of our ordinary shares during the period the participant held the distribution equivalent right. A distribution equivalent right may be awarded under the 2009 Plan as a component of another award, where, if so awarded, such distribution equivalent right will expire or be forfeited by the participant under the same conditions as under such other award.

Restricted Share Awards or Restricted Share Unit Award. A restricted share award is a grant or sale of ordinary shares to the participant, subject to our right to repurchase all or part of the ordinary shares at their purchase price (or to require forfeiture of such shares if purchased at no cost) in the event that conditions specified by the compensation committee in the award are not satisfied prior to the end of the time period during which the ordinary shares subject to the award may be repurchased by or forfeited to us. A restricted share unit entitles the holder to receive a cash payment equal to the fair market value of an ordinary share, or one ordinary share for each restricted share unit subject to such restricted share unit award, if the holder satisfies the applicable vesting requirement.

Unrestricted Share Awards. An unrestricted share award under the 2009 Plan is a grant or sale of our ordinary shares to the participant that is not subject to transfer, forfeiture or other restrictions, in consideration for past services rendered to us or an affiliate or for other valid consideration.

Change-in-Control Provisions. In connection with the grant of an award, the compensation committee may provide that, in the event of a change in control, any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable.

Amendment and Termination. The compensation committee may adopt, amend and rescind rules relating to the administration of the 2009 Plan, and amend, suspend or terminate the 2009 Plan, but no amendment will be made that adversely affects in a material manner any rights of the holder of any award without the holder’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws. We have attempted to structure the 2009 Plan so that remuneration attributable to share options and other awards will not be subject to a deduction limitation contained in Section 162(m) of the Code.

As of December 31, 2010, awards representing 1,970,262 ordinary shares had been granted under the 2009 Plan.

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Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of securities underlying outstanding plan awards for each named executive officer as of December 31, 2010.

	Option Awards					Share Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price (USD)	Option Expiration Date	Number of Shares or Units of Shares That Have Not Vested (#)	Market Value of Shares or Units of Shares That Have Not Vested (USD) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (USD)
Name
	Exercisable	Unexercisable	—	—	—	—	—	—	—
Jeffrey Kang	450,043	—	—	3.74	November 11, 2014	—	—	—	—
Yi Yuan	—	—	—	—	—	—	—	—	—
Frank Zheng	—	—	—	—	—	—	—	—	—

Option Exercises and Shares Vested

The following table summarizes share option exercises by our named executive officers in 2010 and restricted shares that vested in 2010.

	Option Awards		Share Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (USD)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting (USD)(4)
Jeffrey Kang	—	—	20,000	(1)	141,300
Yi Yuan	—	—	26,667	(2)	188,403
Frank Zheng	—	—	20,000	(3)	142,975

(1)	5,000 shares vested each quarter on March 31, June 30, September 30 and December 31.
(2)	6,666 shares vested on June 30 and 6,667 vested on March 31, September 30 and December 31.
(3)	3,750 shares vested each quarter on March 31, June 30, September 30 and December 31 and 5,000 shares vested on March 12.
(4)
The market value of the shares realized on vesting has been calculated by adding the number of shares vested in each quarter times the last reported sale price of our ordinary on the NASDAQ Global Market on March 12, March 31, June 30, September 30 and December 31, which are $7.4, $6.99, $6.24, $6.18 and $8.85, respectively.

Pension Benefits

We do not maintain any pension benefit plans.

Qualified Defined or Deferred Compensation Plans

We do not maintain any tax-qualified defined contribution or any tax-qualified deferred compensation plans.

Nonqualified Defined or Deferred Compensation Plans

We do not maintain any non-tax-qualified defined contribution or other non-tax qualified deferred compensation plans.

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Employment Agreements

Jeffrey Kang, Chief Executive Officer.  Comtech International (Hong Kong) Limited entered into an employment agreement with Jeffrey Kang, our Chief Executive Officer, in January  2008, which expired in December 2010.  Pursuant to the agreement, Mr. Kang’s annual base compensation is $100,000 in cash and 20,000 ordinary shares.  Mr. Kang is eligible to receive a bonus of 40,000 ordinary shares annually if we reach a compound annual growth rate above 30%, and he is eligible to receive an additional bonus of 40,000 ordinary shares if we reach a compound annual growth rate above 40%. Pursuant to the agreement, Mr. Kang will devote all of his working time to his respective duties with us and will not become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and Mr. Kang will not solicit the services of any of our employees for two years after he terminates employment with us. We may terminate Mr. Kang for cause at any time without notice, or without cause upon 12 weeks prior written notice to Mr. Kang.

Yi Yuan, President.  Comtech Broadband Corporation Limited entered into an employment agreement with Yi Yuan, our President, in April 2009, which expired in March 2011.  Pursuant to the agreement, Mr. Yuan’s annual base compensation is $100,000 in cash and 22,666 ordinary shares.  Mr. Yuan is eligible to receive a bonus of up to 26,667 ordinary shares annually if we reach a compound annual growth rate above 30%, and he is eligible to receive an additional bonus of up to 26,667 ordinary shares annually if we reach a compound annual growth rate above 40%. Pursuant to the agreement, Mr. Yuan will devote all of his working time to his respective duties with us and will not become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and Mr. Yuan will not solicit the services of any of our employees for two years after he terminates employment with us. We may terminate Mr. Yuan for cause at any time without notice, or without cause upon 12 weeks prior written notice to Mr. Yuan.

Frank Zheng, Chief Financial Officer.  Comtech Broadband Corporation Limited entered into an employment agreement with Frank Zheng, our President, in January 2008, which expired in December 2010.  Pursuant to the agreement, Mr. Zheng’s annual base compensation is $100,000 in cash and 15,000 ordinary shares.  Mr. Zheng is eligible to receive an annual bonus of 5,000 ordinary shares if we timely file our Quarterly and Annual Reports on Forms 10-Q and 10-K, and he is eligible to receive an additional bonus of 5,000 ordinary shares annually if we reach a compound annual growth rate above 30%. Pursuant to the agreement, Mr. Zheng will devote all of his working time to his respective duties with us and will not become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and Mr. Zheng will not solicit the services of any of our employees for two years after he terminates employment with us. We may terminate Mr. Zheng for cause at any time without notice, or without cause upon one month prior written notice to Mr. Zheng.

Potential Payments Upon Termination or Change In Control

We have no potential payments upon termination or change in control.

Transactions with Related Persons

We have not proposed or been a party to any transactions with related persons as described in Item 404(a) of Regulation S-K since the beginning of our last fiscal year.

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In the event any transaction in which we propose to engage is a related-person transaction, our management must present information regarding the proposed related-person transaction to the disinterested non-employee members of our board of directors for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and significant shareholders. In considering related-person transactions, the disinterested non-employee members of the board take into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to us, (b) the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must excuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the disinterested non-employee members of our board of directors look at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and our shareholders, as determined in the good faith exercise of such directors’ discretion.

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PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The audit committee has selected KPMG to serve as our independent accountants for the year ending December 31, 2011.  KPMG was engaged on April 13, 2006, and continues to serve as our principal accountant. A representative of KPMG is expected to be present at the 2011 annual meeting and will have an opportunity to make a statement if he or she so desires. The representative also is expected to be available to respond to appropriate questions from shareholders.

Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our principal accountant to us in 2010 and 2009.

	2010	2009
	(in millions)
Audit fees (1)	RMB4.2	RMB4.2
Audit related fees (2)	0.5	0.8
Tax fees	—	—
All other fees	—	—
Total	RMB4.7	RMB5.0

(1)
Audit fees consist of fees billed for the professional services rendered for the audit of our consolidated financial statements for each of these fiscal years and the review of the interim financial statements for the fiscal years ended December 31, 2010 and December 31, 2009, respectively.

(2)	Audit-related fees consist of services by KPMG that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees.

We are required to obtain pre-approval by our audit committee for all audit and permitted non-audit services performed by our independent auditors.  In accordance with this requirement, during fiscal 2010, 100% of all audit, audit-related, tax and other services performed by KPMG were approved in advance by the audit committee. Any pre-approved decisions are presented to the full audit committee at the next scheduled meeting.  KPMG was our principal auditor and no work was performed by persons outside of this firm.

Audit of Financial Statements.

During fiscal 2009 and 2010, KPMG was our principal auditor and no work was performed by persons outside of this firm.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF KPMG TO SERVE AS THE COMPANY’S INDEPENDENT ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2011.

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OTHER INFORMATION

Management does not know of any matters other than those stated in this proxy statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, proxy statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone or other electronic means. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

This proxy statement and our 2010 annual report are available at our website, http://www.cogo.com.cn/investorinfo.html.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other documents with the SEC under the Exchange Act.  Our SEC filings made electronically through the SEC's EDGAR system are available to the public at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

We will only deliver one proxy statement to multiple security holders sharing an address unless we have received contrary instructions from one or more of the security holders. Upon written or oral request, we will promptly deliver a separate copy of this proxy statement and any future annual reports and proxy or information statements to any security holder at a shared address to which a single copy of this proxy statement was delivered, or deliver a single copy of this proxy statement and any future annual reports and proxy or information statements to any security holder or holders sharing an address to which multiple copies are now delivered. You should direct any such requests to us at following address: Room 1001, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057, PRC, Attention: Frank Zheng, Chief Financial Officer and Secretary.

We will provide without charge to each person being solicited by this proxy statement, on the written request of any such person, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (as filed with the SEC), including the financial statements contained therein. All such requests should be directed to Frank Zheng, Chief Financial Officer, Treasurer and Secretary, Room 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China; telephone: 755-26743210.

By Order of the Board of Directors, /s/ Frank Zheng
Frank Zheng Chief Financial Officer, Treasurer and Secretary
Dated: November 17, 2011

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PROXY
COGO GROUP, INC.
ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of our Board of Directors

The undersigned hereby appoints Jeffrey Kang or Frank Zheng as proxy to represent the undersigned at the annual meeting of shareholders to be held at Room 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China, on December 22, 2011 at 10:00 a.m., Beijing time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

Our board of directors recommends that you vote “FOR” each proposal.

1.	Election of Directors

	FOR all nominees listed below (except as marked to the contrary below)	☐	Against	☐

Dr. Q.Y. Ma, Dr. Nathan Xin Zhang, Dr. George Mao, Jeffrey Kang and Frank Zheng

(INSTRUCTION: To vote against any individual nominee, print that nominee’s name on the line provided below.)

2.	Ratification of the appointment of KPMG as our independent auditors for the fiscal year ending December 31, 2011.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

The ordinary shares represented by this proxy will be voted as directed, but if no direction is given, the ordinary shares will be voted FOR the election of the nominees and FOR ratification of the appointment of KPMG as our independent auditors.

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, our board of directors knows of no other business to be presented at the meeting.

DATED: _______________________, 2011

Signature

Signature if held jointly

(Please date, sign as name appears at the left, and return promptly. If the shares are registered in the names of two or more persons, each person should sign. When signing as Corporate Officer, Partner, Executor, Administrator, Trustee or Guardian, please give full title. Please note any changes in your address alongside the address as it appears in the proxy.)